
05008568



The Morgan Crucible Company plc

25th May 2005

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH, D.C.
209
SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Registered Office as above
Registered in England No 286773

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Shareholding
Released	14:53 25-May-05
Number	7538M

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH. D.C.
209
SECTION

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Mark Robertshaw

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Mark Robertshaw

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
The Morgan Crucible Long Term Incentive Plan 2004 ("LTIP")Provisional Award

7) Number of shares/amount of stock acquired:
Up to 223,967 shares (Provisional Award)

8) Percentage of issued class:
0.077% (Provisional Award)

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of 25p

12) Price per share:
N/A

13) Date of transaction:
24/05/05

14) Date of notification:
25/05/05

15) Total holding following this notification:
13,500 ordinary shares; options held over 200,000 shares. Up to 507,911 shares (of which 283,944 awarded in November 2004) ("LTIP")2004 Provisional Award Subject to Plan Rules.

16) Total percentage holding of issued class following this notification:
0.005% (holding) 0.069% (options) 0.175% (Provisional Awards ("LTIP"))

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
25th May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Warren Decatur Knowlton

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Warren Decatur Knowlton

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
The Morgan Crucible Company Long Term Incentive Plan 2004 ("LTIP") Provisional Award

7) Number of shares/amount of stock acquired:
Up to 518,324 shares (Provisional Award)

8) Percentage of issued class:
0.179% (Provisional Award)

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of 25p

12) Price per share:
N/A

13) Date of transaction:
24/5/05

14) Date of notification:
25/5/05

15) Total holding following this notification:
375,000 ordinary shares; options held over 2,112,598 shares. Up to 1,142,211 shares (of which 623,887 awarded in May 2004) ("LTIP") 2004 Provisional Awards Subject to Plan Rules.

16) Total percentage holding of issued class following this notification:
0.129%(holding) 0.728% (options) 0.393% (Provisional Award ("LTIP"))

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
25th May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Dr Hartmut Eisele

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Dr Hartmut Eisele

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
The Morgan Crucible Company Long Term Incentive Plan 2004 ("LTIP") Provisional Award

7) Number of shares/amount of stock acquired:
Up to 168,010 shares (Provisional Award)

8) Percentage of issued class:
0.058% (Provisional Award)

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of 25p

12) Price per share:
N/A

13) Date of transaction:
24/5/05

14) Date of notification:
25/5/05

15) Total holding following this notification:
2,000 ordinary shares; options held over 100,000 shares. Up to 356,755 shares (of which 188,745 awarded in May 2004) (LTIP") 2004 Provisional Awards Subject to Plan Rules.

16) Total percentage holding of issued class following this notification:
0.001% (holding) 0.034% (options) 0.123% (Provisional Award ("LTIP"))

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
25th May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Mark Lejman

3) Please state whether notification indicates that it is in respect of holding

of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Mark Lejman

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
The Morgan Crucible Company Long Term Incentive Plan 2004 ("LTIP") Provisional Award

7) Number of shares/amount of stock acquired:
Up to 211,751 shares (Provisional Award)

8) Percentage of issued class:
0.073% (Provisional Award)

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of 25p

12) Price per share:
N/A

13) Date of transaction:
24/5/05

14) Date of notification:
25/5/05

15) Total holding following this notification:
5,000 ordinary shares; options held over 200,000 shares. Up to 477,165 shares (of which 265,414 awarded in May 2004) ("LTIP") 2004 Provisional Awards Subject to Plan Rules.

16) Total percentage holding of issued class following this notification:
0.002% (holding) 0.069% (options) 0.164% (Provisional Award ("LTIP"))

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
25th May 2005

END

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